UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 14, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

TIM S.A.’s CFO Indication

TIM S.A., (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM Resolution No. 44/21, communicates to its shareholders, the market in general the following:

Ms. Andrea Palma Viegas Marques was appointed to assume the position of Chief Financial Officer (CFO) of the Company. The election of Ms. Viegas is still subject to confirmation at the next meeting of the Board of Directors, to be held on February 27th, 2023, with the respective investiture scheduled for March 1st, 2023.

Ms. Viegas has a degree in Business Administration from Cândido Mendes University, and a Master Bussiness Administration from Ibmec and to the present date has held the position of Executive Director of Planning and Control at the Company. Ms. Viegas has more than 20 years in the telecommunications sector, being 17 years in the TIM Group, performing different functions in the financial, marketing and technology areas. Throughout her career she has also worked in the Oil &Gas industry, Audit and Human Resources sectors.

The Company informs that, after the investiture of the new CFO, Mr. Alberto Mario Griselli will continue to accumulate the positions of Chief Executive Officer and Investor Relations Officer on an interim basis, according to material fact released on January 30th, 2023.

Finally, the Company wishes Ms. Viegas success in her new position.

Rio de Janeiro, February 14th, 2023.

TIM S.A.
Alberto Griselli Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 14, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer